Exhibit (e)(4)

January 28, 2010
Board of Directors                                                                 CONFIDENTIAL
Portec Rail Products, Inc.
900 9th Avenue W
Huntington, WV 25701
Re: Fairness Opinion related to the proposed acquisition by L. B. Foster, Inc.
Gentlemen:
We understand that the Board of Directors (the “Board of Directors”) of Portec Rail Products, Inc. (the “Company”) is considering an offer to be acquired by L. B. Foster, Inc. (the “Acquiror”). The purpose of this letter is to establish the terms of an engagement letter pursuant to which Chaffe & Associates, Inc. (“Chaffe”) will issue an opinion addressed to the Board of Directors as to the fairness, from a financial point of view, to the minority shareholders of the Company of the proposed transaction (the “Proposed Transaction”) (the “Fairness Opinion”).
Upon completion of Chaffe’s analysis, Chaffe will submit to the Board of Directors a preliminary written analysis, consistent with investment banking industry standards, setting forth the data, analysis and conclusions that formed the basis for its advice to the Board of Directors. The Board of Directors and management of the Company will review Chaffe’s preliminary analysis and notify Chaffe promptly of any material errors or omissions contained in the materials presented if known to the Company. Upon completion of the aforementioned review, Chaffe will then deliver Chaffe’s written opinion to the Board of Directors.
The provision of the preceding paragraphs may, with Chaffe’s consent be varied by the Board of Directors.
This agreement is also subject to the following:
1)	The Company will supply to Chaffe certain information (including information requested by Chaffe) related to the Proposed Transaction, upon which Chaffe will rely in formulating its advice and its opinion letters. Said information will be described in the Fairness Opinion. The Company represents to Chaffe that the information provided to Chaffe will be accurate and complete to the best of its ability. It is understood that Chaffe may rely completely upon publicly available information and such other information as may be supplied by the Company or the Acquiror, without independent investigation, and that the Company is not retaining Chaffe to verify the accuracy of such publicly available information or the information which the Company or the Acquiror supplies to Chaffe. Chaffe will not be responsible or obligated to investigate or analyze events which may occur subsequent to the date of such information. Also Chaffe may, without investigation, rely upon reports of experts, including without limitation the reports of independent public accountants or appraisers. Chaffe will maintain the confidentiality of all non-public information supplied to it by the Company and the Acquiror in keeping with investment banking industry practices. In this regard, we do not release any information to any third party about you
201 ST. CHARLES AVENUE, SUITE 1410 NEW ORLEANS LOUISIANA 70170 (504) 524-1801 FAX (504) 524-7194

Board of Directors	CONFIDENTIAL	January 28, 2010
Portec Rail Products, Inc.		Page 2
Re: Fairness Opinion related to the proposed acquisition by L. B. Foster, Inc.
or your company or this assignment without your express prior permission to do so. The only exception to this policy is when we are lawfully commanded to do so by a court or governmental body.
2)	The Company agrees to pay Chaffe a fee of $200,000 due and payable as follows: a) a non-refundable retainer of $100,000 upon signing this engagement and b) $100,000 upon issuance of Chaffe’s Fairness Opinion. In addition, the Company will reimburse Chaffe for its reasonable out-of-pocket expenses incurred in connection with this assignment (other than those referred to in paragraphs 3, 5 and 8 below, which expenses will be reimbursed only as provided in those paragraphs). These expenses shall primarily include travel by economy class, meals, telephone, postage, fax, research, and copy expenses. These expenses may also include the fees and expenses of Chaffe’s outside counsel related to this transaction. Monthly expense invoices will be provided and are to be paid on a current basis within fifteen (15) days of receipt of a statement from Chaffe.
3)	In regard to any advisory services (“the “Advisory Services”) related to the Proposed Transactions and the structure thereof, aside from those described in paragraph 2 above, and including, but not limited to, assistance with preparation of regulatory filings or shareholder materials, attendance at additional meetings of the Board of Directors or shareholders meetings, responding to inquiries of shareholders of the Company (other than officers and directors of the Company as such), developing or providing information associated with the Fairness Opinion that is requested in connection with filings with the Securities and Exchange Commission or any other agency with jurisdiction over the Proposed Transaction or any services related to any claims, litigation or other proceedings concerning the Fairness Opinion and any amendments or supplements thereto, or the Advisory Services or the Proposed Transaction, the Company agrees to pay Chaffe on the basis of actual time expended at the rate of $300 per hour for principals’ time, $225 per hour for associates’ time, and $120 per hour for analysts’ time. In addition, the Company will reimburse Chaffe for its reasonable out-of-pocket expenses in connection with the Advisory Services (other than those referred to in paragraphs 5 and 8 below, which expenses will be reimbursed only as provided in those paragraphs). Chaffe must notify the Company at such time that services are requested that such services fall within the scope of this paragraph. Fees and expenses under this paragraph are to be paid on a current basis within fifteen (15) days of receipt of a statement from Chaffe.
4)	If the Proposed Transaction is abandoned or deferred by the Company, or the Company wishes to withdraw from this engagement for reasons not involving cause on the part of Chaffe, “cause” being defined as an act of bad faith or any material breach of this agreement that is not remedied promptly following notice, and if such abandonment, deferral or withdrawal occurs prior to Chaffe’s delivery of its Fairness Opinion, then the Company will promptly pay Chaffe, to the extent that such fees exceed any amount already paid to Chaffe pursuant to paragraph 2, for actual time expended in connection with the Fairness Opinion or preparation for it at the rates outlined in paragraph 3 above, and will reimburse Chaffe for its reasonable out-of-pocket expenses as provided in paragraph 2, which fees shall not exceed in the aggregate those which would have been due under paragraph 2 had the Fairness Opinion been issued and delivered. Any unbilled hourly fees and expenses related to Advisory Services will also become due and payable at that time.

Board of Directors	CONFIDENTIAL	January 28, 2010
Portec Rail Products, Inc.		Page 3
Re: Fairness Opinion related to the proposed acquisition by L. B. Foster, Inc.
5)	In connection with this engagement, if any officer, director, employee or agent of Chaffe is requested or commanded by any person, entity, court or governmental body to testify or to produce any documents or records of Chaffe relative to, or in connection with, the Fairness Opinion and any amendments or supplements thereto, or the Proposed Transaction, or the Advisory Services, the Company, promptly upon being billed by Chaffe therefor, will reimburse Chaffe for its reasonable out-of-pocket expenses (including fees and expenses of its counsel) and will compensate Chaffe on the basis of actual time expended in complying with such request or command, including preparation thereof, at the rates outlined in paragraph 3 above, provided, however, that no such reimbursement or compensation shall be due Chaffe under this paragraph 5 with respect to testimony or production of documents or records in connection with claims asserted directly against Chaffe (it being the parties’ intention that such claims will be governed by paragraph 8 below).
6)	The Company recognizes that Chaffe has been retained by and for the benefit of the Company and that Chaffe’s Fairness Opinion and advice (i) are to be provided to and for the benefit of the Company, and (ii) will not constitute a recommendation to any shareholder of the Company as to how that shareholder should vote or otherwise act with respect to the transactions covered by such opinions. Chaffe’s opinion shall so state and shall otherwise be in a form determined by it in keeping with the standards of the investment banking industry. The Company and Board of Directors acknowledge that it is not the intent of this engagement letter to create a fiduciary or agency relationship with Chaffe and that Chaffe is an independent contractor with respect to each of them.
7)	The Company agrees that neither Chaffe nor each of its subsidiaries and affiliates; the officers, directors, shareholders, unit holders, controlling persons, employees, attorneys, agents and representatives of Chaffe and each of such subsidiaries and affiliates, respectively; and the respective heirs, legatees, legal representatives, successors and assigns of each of the foregoing Indemnitees (collectively, the “Indemnitees”) shall be liable to the Company for any damage, loss, claim, demand, liability, expense or cost of any kind or nature (including, without limitation, reasonable attorney’s fees, court costs, costs of appeal, expert witness fees and costs of investigation (“Defense Costs”)) (collectively, “Losses”) that arises, directly or indirectly, from or out of or in connection with or is in any way related to this engagement or the conduct of any Indemnitee in connection with any thereof, except to the extent that any such Losses are found by a court of competent jurisdiction in a final, non-appealable judgment against Chaffe or such other Indemnitee to have been proximately caused by the gross negligence or willful misconduct of Chaffe or any other Indemnitee, in which case each Indemnitee whose gross negligence or willful misconduct was so found to have proximately caused such Losses shall not be released hereby with respect to the Losses caused by such gross negligence or willful misconduct.
8a)	The Company covenants and agrees to indemnify, hold harmless and defend the Indemnitees and each of them from and against all Losses that arise, directly or indirectly, from or out of or in connection with or are in any way related to this engagement or the conduct of any Indemnitee in connection with any thereof, whether or not any pending or threatened action, investigation, arbitration or other proceeding giving rise to such Losses is initiated or brought by or on behalf of the Company, its officers, directors, shareholders, unit holders or other representatives, and

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Re: Fairness Opinion related to the proposed acquisition by L. B. Foster, Inc.
whether or not the Company or any of the Indemnitees are a party to any such action, investigation, arbitration or other proceeding; provided, however, that such indemnification, hold harmless and defense shall not apply to a particular Indemnitee to the extent that the Losses are found by a court of competent jurisdiction in a final, non-appealable judgment against such Indemnitee to have been proximately caused by the gross negligence or willful misconduct of such Indemnitee.
b)	If any one or more Indemnitees have Losses that are not indemnified pursuant to the preceding paragraph (“Unindemnified Losses”), whether because the preceding paragraph is unavailable to such Indemnitees or is insufficient to indemnify them against all of their Losses, the Company shall contribute to the Unindemnified Losses of each Indemnitee in such proportion as is appropriate to reflect the relative fault of such Indemnitee and the Company, as well as any other relevant equitable considerations.
c)	The three preceding paragraphs shall also apply to activities of Chaffe and the other Indemnitees that occur prior to the date of this engagement letter, if such activities are, directly or indirectly, related to or in furtherance of the services described in this engagement letter. Such paragraphs also apply to any expansion or extension of the services described in this engagement letter, whether by amendment (oral or in writing) of the letter or under a new engagement letter. The provisions of this letter shall remain in effect indefinitely following the conclusion of the services under, or earlier termination for any reason of, this engagement.
d)	The Company further covenants and agrees to use its reasonable efforts to obtain the release of Chaffe and the other Indemnitees in any release obtained by the Company in connection with the resolution of any claim, investigation, proceeding or litigation that arises, directly or indirectly, from or out of or in connection with or is in any way related to this engagement or the conduct of any Indemnitee in connection with any thereof.
e)	Defense Costs that Chaffe or another Indemnitee is entitled to receive under this agreement shall be paid by the Company as such Defense Costs are incurred, payment being due 30 days after each invoice for Defense Costs is presented to the Company by Chaffe or another Indemnitee; provided that Chaffe or such other Indemnitee agrees in writing before the Company makes any disbursements that if a court determines in a final, non-appealable judgment that an Indemnitee who received such reimbursement was not entitled thereto, then such Indemnitee shall reimburse the Company for the amounts received by such Indemnitee, to the extent provided in such judgment.
f)	The provisions of this letter are in addition to any rights for indemnification or contribution that may be provided by law to any of the Indemnitees.
g)	THE COMPANY ACKNOWLEDGES THAT IT IS ITS INTENTION THAT THE RELEASE AND NON-LIABILITY PROVISIONS AND THE INDEMNIFICATION PROVISIONS OF THIS AGREEMENT ARE INTENDED TO APPLY TO LOSSES THAT RESULT FROM CHAFFE’S OWN NEGLIGENCE AND THE NEGLIGENCE OF ANY OF THE OTHER INDEMNITEES (OTHER THAN GROSS NEGLIGENCE OR

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Re: Fairness Opinion related to the proposed acquisition by L. B. Foster, Inc.
WILLFUL MISCONDUCT DETERMINED AS PROVIDED IN THIS AGREEMENT), AND THAT THE CONTRIBUTION PROVISIONS OF THIS AGREEMENT ARE INTENDED TO APPLY DESPITE THE NEGLIGENCE, GROSS NEGLIGENCE, OR WILLFUL MISCONDUCT OF THE INDEMNITEES, EXCEPT AS OTHERWISE PROVIDED THEREIN.
If the foregoing is in accordance with our understanding, kindly confirm your acceptance and agreement by signing and returning the enclosed duplicate of this letter, which will thereupon constitute a binding agreement between us without regard to the conflicts of laws principles thereof. This letter, when so signed, will be the entire Agreement between the parties with respect to its subject matter.
Very truly yours,

CHAFFE & ASSOCIATES, INC.
/s/ Sherwood G. Briggs
Sherwood G. Briggs
Managing Director

Agreed to and accepted this 28 day of January, 2010.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ Marshall T. Reynolds
Authorized Officer